Exhibit 2.10

Ref:  418231

10 November 2016

ASX Market Announcements Australian Securities Exchange 20 Bridge Street SYDNEY NSW 2000	By Electronic Lodgement

Dear Sir/Madam

UPDATE ON STRATEGIC PROCESS

Paladin Energy Ltd (Paladin or the Company) (ASX:PDN / TSX:PDN) wishes to provide an update regarding the previously announced strategic initiatives including: the potential sale of a 24% interest in the Langer Heinrich Mine (LHM) for US$175M to CNNC Overseas Uranium Holdings Ltd (COUH); and the sale of a 75% interest in the Manyingee project to MGT Resources Ltd (MGT).

The definitive agreements contemplated in the non-binding term sheet for the potential sale of a 24% interest in LHM have not yet been executed with the result that it is no longer likely that the transaction will close by the end of the fourth quarter of CY2016. Discussions with COUH are ongoing.

The sale of an interest in Manyingee is now expected to close late in the first quarter of CY2017 or early in the second quarter of CY2017.

Yours faithfully
Paladin Energy Ltd
ALEXANDER MOLYNEUX
CEO

Level 4, 502 Hay Street, Subiaco, Western Australia 6008    Postal: PO Box 201, Subiaco, Western Australia 6904
Tel:  +61 (8) 9381 4366  Fax: +61 (8) 9381 4978   Email: paladin@paladinenergy.com.au   Website: www.paladinenergy.com.au